UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72875 / August 20, 2014

Admin. Proc. File No. 3-15882

In the Matter of

ANGEL ACQUISITION CORP.
N/K/A BIOGERON, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Angel Acquisition Corp. n/k/a Biogeron, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Angel Acquisition Corp. n/k/a Biogeron, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Angel Acquisition Corp. n/k/a Biogeron, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Lynn M. Powalski
Deputy Secretary

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[1] 17 C.F.R. ' 201.360(d).

[2] *Angel Acquisition Corp. n/k/a Biogeron, Inc*., Initial Decision Rel. No. 633 (July 8, 2014), 109 SEC Docket 06, 2014 WL 3105219. The stock symbol and Central Index Key number for Angel Acquisition Corp. n/k/a Biogeron, Inc., are AGEL and 1082822.

INITIAL DECISION RELEASE NO. 633
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15882

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ANGEL ACQUISITION CORP. N/K/A BIOGERON, INC.	INITIAL DECISION ON DEFAULT July 8, 2014

APPEARANCES: Patrick R. Costello for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) on May 22, 2014, alleging that Angel Acquisition Corp. n/k/a Biogeron, Inc. (Angel Acquisition), has securities registered with the Commission and has not filed required periodic reports. The OIP requires that Angel Acquisition file an Answer within ten days after service of the OIP. OIP at 3; 17 C.F.R. § 201.220(b).

By Order issued May 30, 2014, I scheduled a prehearing conference for June 25, 2014, and warned Angel Acquisition that it would be defaulted if after service of the OIP, it did not file an Answer to the OIP's allegations within the required time, participate in the prehearing conference, or otherwise defend the proceeding. Angel Acquisition Corp., Admin. Proc. Rulings Release No. 1474, 2014 SEC LEXIS 1847. Based on U.S. Postal Service tracking information and confirmation of receipt, Angel Acquisition was served with the OIP on June 6, 2014, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Angel Acquisition's Answer to the OIP was due June 19, 2014, as service was effected by mail. OIP at 3; 17 C.F.R. §§ 201.160(b), 220(b).

At a telephonic prehearing conference on June 25, 2014, I found Angel Acquisition in default because it did not answer the OIP, did not appear at the prehearing conference, and had not otherwise defended the proceeding. OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true and take official notice of Commission public records concerning Angel Acquisition. 17 C.F.R. §§ 201.155(a), .323.

Findings of Fact

Angel Acquisition (Central Index Key No. 1082822) is a Nevada corporation, with principal offices in Carson City, Nevada, and Carlsbad, California, that has a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). As of March 17, 2014, Angel Acquisition's common stock (ticker "AGEL") was quoted on the OTC Link operated by OTC Markets Group Inc., had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Angel Acquisition filed its last Form 10-K for the year ended December 31, 2010, on April 11, 2011, and its last Form 10-Q for the quarter ended September 30, 2011, on November 14, 2011. Since then, Angel Acquisition has not filed its required periodic reports.

Angel Acquisition is delinquent in the following periodic filings:

Form	Period Ended	Due on or about
10-K	December 31, 2011	March 31, 2012
10-Q	March 31, 2012	May 15, 2012
10-Q	June 30, 2012	August 14, 2012
10-Q	September 30, 2012	November 14, 2012
10-K	December 31, 2012	March 31, 2013
10-Q	March 31, 2013	May 15, 2013
10-Q	June 30, 2013	August 14, 2013
10-Q	September 30, 2013	November 14, 2013

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Angel Acquisition has failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for recons. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Angel Acquisition's failure to file timely annual and quarterly reports has resulted in violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 439.

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Angel Acquisition's violations are recurrent in that it has repeatedly failed to file any Forms 10-K since a filing on April 11, 2011, and any Forms 10-Q since a filing on November 14, 2011. See Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Angel Acquisition is culpable because it knew, or should have known, of its obligation to file periodic reports. See 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Angel Acquisition forfeited an opportunity to show it has made efforts to remedy its past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Angel Acquisition's registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Angel Acquisition Corp. n/k/a Biogeron, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. Id.

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Brenda P. Murray
Chief Administrative Law Judge